Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 16, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Submission of Postal Ballot Notice

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in furtherance to our communication dated September 19, 2023, please find enclosed the Postal Ballot Notice for seeking approval of members, to approve the appointment of Dr. Alpna Hansraj Seth (DIN: 01183914), as an Independent Director of the Company, effective from September 19, 2023 in terms of Section 149 of the Companies Act, 2013, by way of special resolution through voting by electronic means (remote e-voting).

In accordance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA Circulars’), the Postal Ballot Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on October 6, 2023 (“cut-off date”) received from the Depositories and whose e-mail addresses are registered with the Company/ Company’s Registrar and Transfer Agent/ Depositories.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to its members. The remote e-voting period commences on Tuesday, October 17, 2023 (9:00 a.m. IST) and ends on Wednesday, November 15, 2023 (5:00 p.m. IST). The voting results of the postal ballot shall be declared on or before November 16, 2023.

This Postal Ballot Notice is also available on the Company’s website www.drreddys.com and on the website of NSDL www.evoting.nsdl.com

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014 and the Circulars issued by the Ministry of Corporate Affairs, Government of India

Commencement of e-voting on	Conclusion of e-voting on
Tuesday, October 17, 2023 at 9:00 a.m. (IST)	Wednesday, November 15, 2023 at 5:00 p.m. (IST)

Dear Members,

Notice is hereby given that pursuant to the provisions of Section 110 read with Section 108 of the Companies Act, 2013 (hereinafter referred to as “the Act”), read with Rule 22 and Rule 20 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as “the Rules”), and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time, General Circular Nos. 14/2020 dated April 8, 2020 and 17/2020 dated April 13, 2020 read with other relevant circulars, including General Circular Nos. 11/2022 dated December 28, 2022 and 9/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs, Government of India (hereinafter collectively referred to as “MCA Circulars”), and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India (“SS-2”) and any other applicable laws, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), that the resolution appended below is proposed for the approval of appointment of Dr. Alpna Hansraj Seth (DIN: 01183914) as an Independent Director, be passed by the members of the Company (as on the Cut-off Date), through postal ballot (the “Postal Ballot”) only by way of voting through electronic means (remote e-voting). An Explanatory Statement pertaining to the said resolution setting out the material facts and the reasons/ rationale thereof form part of this Postal Ballot Notice (“the Notice” or “the Postal Ballot Notice”).

The Company has engaged the services of National Securities Depository Limited (“NSDL”) for the purpose of providing e-voting facility (remote e-voting) to all its members, pursuant to Section 108 of the Act read with Rule 20 of the Rules, as amended, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and aforementioned MCA Circulars. In accordance with the MCA Circulars, the Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on Friday, October 6, 2023 (“cut-off date”) received from the Depositories and whose e-mail addresses are registered with the Company/ Depositories. Accordingly, the Company is pleased to provide remote e-voting facility to all its members to cast their votes electronically. The manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot forms. The detailed instructions for e-voting are given in the Notes under the section ‘Procedure for e-voting’.

The Board of the Company has appointed Mrs. Kanchan Sharma (Membership No. A44664 and COP No. 25913), Partner, failing her, Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Partner, M/s Mehta & Mehta, Company Secretaries, as the Scrutinizer for conducting the postal ballot through the remote e-voting process in a fair and transparent manner. They have communicated their willingness to act as the Scrutinizer and will be available for the said purpose.

The Scrutinizer will submit Scrutinizer’s report to the Chairman of the Company or any person authorized by him, after completion of the scrutiny of the votes cast electronically. The result of the postal ballot through e-voting process shall be announced at the Registered Office of the Company. The result along with the Scrutinizer’s report would be displayed at the Registered Office of the Company, and will be intimated to NSDL and Stock Exchanges where the Company's securities are listed and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

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RESOLUTION THROUGH POSTAL BALLOT

To approve the appointment of Dr. Alpna Hansraj Seth (DIN: 01183914), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013

To consider and, if thought fit, to give assent/ dissent to the following resolution, as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (“Act”), together with the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), and Regulations 17(1C), 25(2A) and other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended from time to time, and Articles of Association of the Company, and approval and recommendation of the Nomination, Governance and Compensation Committee and that of the Board of Directors, Dr. Alpna Hansraj Seth (DIN: 01183914), appointed as an Additional Director of the Company, categorised as Independent, with effect from September 19, 2023, in terms of Section 161 of the Act, who meets the criteria for independence under Section 149(6) of the Act and the Rules made thereunder and Regulation 16(1)(b) of the SEBI Listing Regulations and in respect of whom the Company has received notice in writing under Section 160 of the Act, from a member proposing her as a Director, be and is hereby appointed as an Independent Director of the Company, for a term of five consecutive years effective from September 19, 2023 till September 18, 2028, and that she shall not be liable to retire by rotation;

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution.”

Registered Office
8-2-337, Road No. 3, Banjara Hills,	By order of the Board of Directors
Hyderabad, Telangana- 500034, India	For Dr. Reddy’s Laboratories Limited
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999	Sd/-
Email: shares@drreddys.com	K Randhir Singh
Website: www.drreddys.com	Company Secretary, Compliance Officer
Place: Hyderabad	and Head-CSR
Date: October 12, 2023	Membership No. F6621

Notes:

1.	The explanatory statement pursuant to Section 102 and any other applicable provisions of the Act, the rules made thereunder, SEBI Listing Regulations and Secretarial Standard on General Meetings (SS-2) stating all material facts and the reasons thereof for the proposed resolution, forming part of this Notice, is annexed herewith.

2.	In accordance with the MCA Circulars, this Postal Ballot Notice is being sent only by electronic mode to those members whose names appear on the Register of Members / List of Beneficial Owners as on Friday, October 6, 2023 (“cut-off date”) received from the Depositories and whose e-mail address is registered with the Company/ Depositories. Physical copies of the Postal Ballot Notice, postal ballot forms and pre-paid business reply envelopes are not being sent to members.

3.	Pursuant to Sections 108 and 110 and other applicable provisions of the Act and the Rules made thereunder, the MCA Circulars and Regulation 44 of the SEBI Listing Regulations read with SEBI circular on e-voting, dated December 9, 2020, SS-2 and any amendments thereto, the Company is providing the facility to the members to exercise their right to vote on the proposed resolution electronically. The Company has engaged the services of National Securities Depository Limited (“NSDL”) to provide e-voting facility. Members are requested to read carefully the instructions for e-voting that are provided as part of this Postal Ballot Notice before casting their vote.

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4.	This Postal Ballot Notice will also be available on the Company’s website at www.drreddys.com, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of NSDL at www.evoting.nsdl.com.

5.	Members would be able to cast their votes and convey their assent or dissent to the proposed resolution only through the remote e-voting process. Members whose names appear on the Register of Members/List of Beneficial Owners as on cut-off date will be considered for the purpose of e-voting.

6.	Voting rights of a Member/ Beneficial Owner (in case of electronic shareholding) shall be in proportion to their shareholding in the paid-up equity share capital of the Company as on the cut-off date. Any person who is not a member as on the cut-off date should treat this notice for information purpose only.

7.	The e-voting period commences on Tuesday, October 17, 2023, at 9:00 a.m. (IST) and ends on Wednesday, November 15, 2023 at 5:00 p.m. (IST). During this period, members of the Company holding equity shares either in physical form or in dematerialized form, as on the cut-off date i.e. October 6, 2023, may cast their votes electronically. The e-voting module shall be disabled by NSDL for voting after Wednesday, November 15, 2023 at 5:00 p.m. (IST). Once the vote on a resolution is cast by a member, he or she or they will not be allowed to change it subsequently.

8.	The resolution, if passed by requisite majority, shall be deemed to have been passed on the last date of e-voting i.e. Wednesday, November 15, 2023.

9.	The Scrutinizer shall submit his/ her report to the Chairman or a person authorized by him, after the completion of scrutiny, and the result of the voting by postal ballot will be announced on or before November 16, 2023 at the Registered Office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India. The result would be displayed at the Registered Office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

10.	The documents, if any, referred to in the statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the Notice till Wednesday, November 15, 2023, at 5:00 p.m. (IST).

PROCEDURE FOR ‘E-VOTING':

1.	E-VOTING FACILITY:

i.	Pursuant to the provisions of Section 108 and other applicable provisions of the Act read with the Rules made thereunder and Regulation 44 of the SEBI Listing Regulations, as amended, read with SEBI circular dated December 9, 2020, the Company is providing e-voting facility of NSDL to its members to exercise their right to vote on the proposed resolution by electronic means

ii.	The e-voting facility is available at the link – www.evoting.nsdl.com. The e-voting event number (EVEN) and the period of e-voting are set out below:

EVEN	Commencement of e-voting	Conclusion of e-voting
126946	Tuesday, October 17, 2023 at 9:00 a.m. (IST)	Wednesday, November 15, 2023 at 5:00 p.m. (IST)

E-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be forthwith disabled by NSDL upon expiry of the aforesaid period.

iii.	The manner of voting by (i) individual shareholders holding shares of the Company in demat mode, (ii) Shareholders other than individuals holding shares of the Company in demat mode, (iii) Shareholders holding shares of the Company in physical mode, and (iv) Shareholders who have not registered their e-mail address, is explained in the instructions given hereinbelow.

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INFORMATION AND INSTRUCTIONS RELATING TO E-VOTING:

Once the Shareholder has exercised the vote, whether partially or otherwise, the Shareholder shall not be allowed to change it subsequently or cast the vote again.

A)	Login method for e-voting for individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email id in their demat accounts in order to access e-voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.

A.    NSDL IDeAS facility

If you are registered, follow the following steps:

1.   Visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a personal computer or on a mobile.

2.   On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IdeAS’ section

3.   A new screen will open. You will now have to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services.

4.   Click on “Access to e-voting” under e-voting services and you will be able to see e-voting page.

5.   Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to NSDL e-voting website of NSDL for casting your vote during the remote e-voting period.

If you are not registered for IDeAS e-Services follow the following steps:

1.   Option to register is available at https://eservices.nsdl.com.

2.   Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp

3. Please follow steps given in points 1-5 above

B.    E-voting website of NSDL

1.   Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile.

2.   Once the home page of e-voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3.   A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen.

4.   After successful authentication, you will be redirected to NSDL site wherein you can see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

5.   Shareholders/Members can also download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience

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Individual Shareholders holding securities in demat mode with CDSL

1.    Existing users who have opted for CDSL Easi / Easiest facility, can login through their user id and password. Option will be made available to reach e-voting page without any further authentication. The URL for users to login to Easi/ Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on login icon & New System Myeasi Tab and then use your existing my Easi username & paasword..

2.    After successful login of Easi/Easiest the user will be also able to see the e-voting menu for eligible companies where the e-voting is in progress as per information provided by the company The menu will have links of e-voting service provider i.e. NSDL. Click on NSDL to cast your vote. Additionally, there is also links provided to access the system of all e-Voting service providers, so that the user can visit the e-Voting service provider’s website directly.

3.    If the user is not  registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration

4.    Alternatively, the user can directly access e-voting page by providing demat account number and PAN No. from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered mobile & email as recorded in the Demat Account. After successful authentication, user will be provided links for the respective e-voting service provider i.e. NSDL where the e-voting is in progress and also able to directly access the system of all e-Voting Service Providers..

Individual Shareholders (holding securities in demat mode) login through their depository participants

1.    You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility.

2.    Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature.

3.    Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forgot User ID and Forgot Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL are as under:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at +91-22-48867000 and +91-22-24997000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800 22 55 33

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B)	Login method for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

Step 1: How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a personal computer or on a mobile.

2.	Once the home page of e-voting system is launched, click on the icon “Log-in” which is available under “Shareholders/Members” section.

3.	A new screen will open. You will have to enter your user ID, your password/OTP and a verification code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a. For Members who hold shares in demat account with NSDL	8 character DP ID followed by 8 Digit Client ID For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b. For Members who hold shares in demat account with CDSL.	16 digit Beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c. For Members holding shares in Physical Form	EVEN number followed by folio number registered with the Company. For example: if Folio Number is A01*** and EVEN is 123456 then User ID is 123456A01***

5.	Instructions for retrieving password:
a.	If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.
b.	If you are using NSDL e-voting system for the first time, you will need your “initial password”. Details of “initial password” are given in Point c (i) and (ii) below. Once you have your “initial password”, you need to enter the “initial password” on the log-in page and the system will force you to change your password.
c.	Initial password: If your email ID is registered in your demat account or with the Company, your “initial password” must have been communicated to you on your email ID. Trace the email sent to you by NSDL in your mailbox. Open the email and the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account, last 8 digits of Beneficiary ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your “User ID” and your “initial password”.
d.	If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered

6.	If you are unable to retrieve or have not received your “initial password” or have forgotten your password:
a.	If you are holding shares in your demat account with NSDL or CDSL, click on “Forgot User Details/Password” option available on www.evoting.nsdl.com
b.	If you are holding shares in physical mode, click on “Physical User Reset Password” option available on www.evoting.nsdl.com
c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.
d.	Members can also use the OTP (One Time Paasword) based login for casting the votes on the e-voting system of NSDL

7.	After entering the password, click on “Agree to Terms and Conditions” by selecting on the check box.

8.	Now you will have to click on “Log-in” button.

9.	After you click on “Log-in” button, home page of e-voting will open.

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Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see all the companies' “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.
2.	Select “EVEN” of “Dr. Reddy's Laboratories Limited”. The Cast Vote page will open.
3.	Now you are ready for e-voting as the voting page opens.
4.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.
5.	Upon confirmation, the message “Vote cast successfully” will be displayed.
6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote

General Guidelines for members

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to info@mehta-mehta.com with a copy marked to evoting@nsdl.co.in. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.

2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.

3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: +91-22-48867000 and +91-22-24997000 or e-mail your query to evoting@nsdl.co.in.

C)	Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of email ids for e-voting on the resolutions set out in this notice

1.	In case shares are held in physical mode please provide folio no., name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to Registrar and Transfer Agent (“RTA”) at bsshyd@bigshareonline.com.

2.	In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) to shares@drreddys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.

3.	Alternatively, shareholder/members may send a request to evoting@nsdl.co.in for procuring user id and password for e-voting by providing above mentioned documents.

4.	In terms of SEBI circular dated December 9, 2020, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

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Explanatory Statement pursuant to Section 102, any other applicable provisions of the Companies Act, 2013 (hereinafter referred to as “Act”), the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “SEBI Listing Regulations”) and Secretarial Standard on General Meetings (hereinafter referred to as “SS-2”)

To approve the appointment of Dr. Alpna Hansraj Seth (DIN: 01183914), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013

Pursuant to Section 161 of the Companies Act, 2013 (“Act”), the Board of Directors of the Company, on September 19, 2023, has appointed Dr. Alpna Hansraj Seth (DIN: 01183914), as an Additional Director, categorised as Independent Director, for a term of five (5) consecutive years with effect from September 19, 2023, to September 18, 2028 (both days inclusive) subject to approval of the members of the Company by way of a special resolution.

The Nomination, Governance and Compensation Committee (“NGCC”) of the Board periodically discusses the succession of Independent Directors coming up for re-appointment or approaching end of their term. It also assesses the balance of skills, knowledge and experience available with the Board as a whole, in order to maintain orderly succession of the Board. The NGCC had earlier considered to appoint Independent Director(s) having industry experience, in view of the retirement/ resignation of few of the Independent Directors of the Company. The NGCC had identified the desired attributes for the selection of the Independent Director(s). Basis those attributes, the NGCC has recommended the candidature of Dr. Alpna Hansraj Seth, for appointment as an Independent Director of the Company. Further, in the opinion of the Board, Dr. Seth fulfils the conditions for independence specified in the Act, the Rules made thereunder and the SEBI Listing Regulations and other laws/ regulations for the time being in force, to the extent applicable to the Company. The Board noted that Dr. Seth’s skills, background and experience are aligned to the attributes identified by the NGCC and that she is eligible for appointment as an Independent Director of the Company. The Board was cognizant of skills and experience of Dr. Seth, which fit into the criteria of Company’s skill matrix in the areas of science, technology, strategy, governance, management, sustainability and operations, which would be beneficial for the Company.

The Company has received, inter alia, (i) requisite consent from Dr. Seth to act as an Independent Director, (ii) declaration to the effect that she is not disqualified in accordance with Section 164 of the Act, (iii) declaration that she meets the criteria of independence as provided in Section 149 of the Act and Regulation 16(1)(b) of the SEBI Listing Regulations and (iv) a declaration that she is not debarred or restrained from acting as a Director by any SEBI order or any other such authority. The Company has also received a notice in writing from a member under Section 160 of the Act, proposing the candidature of Dr. Seth as a Director of the Company.

Pursuant to Regulation 17(1C) of the SEBI Listing Regulations, approval of shareholders for appointment of a person on the Board of Directors is required to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further in terms of Regulation 25(2A) of the SEBI Listing Regulations, the appointment, re-appointment or removal of an Independent Director shall be subject to the approval of shareholders by way of a special resolution. Accordingly, the appointment of Dr. Seth requires the approval of the members by way of a special resolution.

Therefore, in view of the aforementioned provisions, the Company is seeking the approval of its members for appointment of Dr. Seth, as an Independent Director on the Board of the Company for a term of five consecutive years effective from September 19, 2023 to September 18, 2028.

Profile: Dr. Alpna Hansraj Seth served as the President and Chief Executive Officer of Nura Bio Inc., a neurology pharmaceutical company for three years, until she retired starting October 2022. Prior to this, Dr. Seth was the Chief Operating Officer of Vir Bio Inc., a biopharma pioneer for treating infectious diseases. Before that, for nearly two decades from 1998 to 2017, Dr. Seth was a senior executive at Biogen Inc., a leading global biopharmaceutical company. Here, over the years she undertook several leadership roles with increasing P&L responsibility, spanning R&D to commercialization of new drugs in markets across the world. Early in her career at Biogen, she led oncology R&D which culminated in a successful merger of equals with Idec Pharma to form Biogen Idec. She was instrumental in establishing Biogen’s strategic expansion in Asia as a founding Managing Director in India with its HQ in Gurgaon, and then returning to Biogen’s global HQ in the US to lead the launch of its largest multibillion-dollar neurology drug franchise world-wide. In 2014 as Senior Vice President, she moved to Europe to spearhead Biogen’s foray into biosimilars with the rapid creation of one of the fastest growing biosimilars businesses in the industry.

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Along with a deep and broad industry expertise in biopharma, Dr. Seth’s experience includes health care and life sciences tools, industrial biotechnology, diagnostics, and management consulting. In addition to North America, she has lived and worked in Asia and in Europe. Dr. Seth has a track-record of creating and leading new businesses across therapeutic areas and modalities including biologics (novel and biosimilars), small molecules, gene therapy and RNA-based therapeutics.

In addition, Dr. Seth brings extensive corporate governance and strategic oversight experience as a member of the Board of Directors of large publicly listed multinationals and VC-funded private biotech companies. Dr. Seth currently serves as an independent Director on the boards of three public (NASDAQ listed) companies- Seagen, Bio-Techne and Keros Therapeutics.

Dr. Seth received a Ph.D. in biochemistry and molecular biology from University of Massachusetts Medical School and conducted her post-doctoral research at Harvard University in immunology and structural biology, both as a Howard Hughes Medical Institute Fellow. She is also a graduate of Harvard Business School’s Advanced Management Program.

Brief details of Dr. Alpna Hansraj Seth pursuant to Regulation 36(3) of the SEBI Listing Regulations and SS - 2 are as follows:

Name of the Director	Dr. Alpna Hansraj Seth
DIN	01183914
Age	60 years
Nationality	United States of America
Qualification	Ph.D. in biochemistry and molecular biology from University of Massachusetts Medical School and conducted her post-doctoral research at Harvard University in immunology and structural biology, both as a Howard Hughes Medical Institute Fellow. She is also a graduate of Harvard Business School’s Advanced Management Program.
Expertise in specific areas	The detailed profile including experience in specific areas are provided above.
Date of first appointment	September 19, 2023
Number of shares held in the Company including shareholding as a beneficial owner	Nil
Directorship in other companies	Seagen Inc (previously Seattle Genetics), USA, Bio Techne Inc, USA, Keros Therapeutics Inc, USA
Membership(s)/ Chairmanship(s) of Board Committees of other companies

Seagen Inc (previously Seattle Genetics), USA – Member of the Audit Committee

Bio Techne Inc, USA - Member of the Nomination & Governance Committee and Science & Technology Committee

Keros Therapeutics Inc, USA - Member of the Compensation Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	Dr. Seth is not related to any Director or Key Managerial Personnel of the Company.
Number of Board meetings attended	One, Dr. Seth attended the Board Meeting held on September 28, 2023.
Terms of appointment along with details of remuneration sought to be paid and the remuneration last drawn by such person, if applicable.

Term: Appointed as an Independent Director for a term of five consecutive years commencing from September 19, 2023, to September 18, 2028, subject to the approval of Members.

Remuneration last drawn: not applicable

Remuneration sought to be paid: Dr. Seth will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. The commission for the Independent Directors are ascertained by way of fixed commission, remuneration as a member/ chairperson of the Board Committee(s), overseas travel compensation for attending meetings. She will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company.

The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Companies Act, 2013, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.

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A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Dr. Seth, and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, at the Company's registered office during business hours on all working days till the end of e-voting period.

In compliance with the provisions of Section 149 read with Schedule IV to the Act and Regulations 17(1C) and 25(2A) of the SEBI Listing Regulations, the approval of the Members is sought for the appointment of Dr. Alpna Hansraj Seth as an Independent Director of the Company, as a special resolution as set out above. The Board is of the view that Dr. Seth’s appointment, as an Independent Director, will be in the interest of the Company, considering her vast knowledge, experience and expertise.

Except Dr. Seth and her relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in this postal ballot notice.

The Nomination, Governance and Compensation Committee and the Board recommend the resolution set out herein this Postal Ballot Notice for approval of the members.

Registered Office
8-2-337, Road No. 3, Banjara Hills,	By order of the Board of Directors
Hyderabad, Telangana- 500034, India	For Dr. Reddy’s Laboratories Limited
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999	Sd/-
Email: shares@drreddys.com	K Randhir Singh
Website: www.drreddys.com	Company Secretary, Compliance Officer
Place: Hyderabad	and Head-CSR
Date: October 12, 2023	Membership No. F6621

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